Exhibit 99.1

August 23, 2018

Globant Reports 2018 Second Quarter Financial Results Solid Revenue Growth and Robust Operating Performance

Luxembourg / August 23, 2018 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and six months ended June 30, 2018.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second quarter 2018 highlights

●	Revenues increased to a record $127.9 million, representing 28.4% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $51.3 million (40.1% Non-IFRS Adjusted Gross Profit Margin), an increase of $13.4 million compared to $37.9 million for the second quarter of 2017 (38.1% Non-IFRS Adjusted Gross Profit Margin).
●	Non-IFRS Adjusted Net Income was $14.5 million (11.4% Non-IFRS Adjusted Net Income Margin), compared to a profit of $9.5 million for the second quarter of 2017 (9.5% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.40 per share (based on an average of 36.7 million diluted shares), compared to Non-IFRS Adjusted Diluted EPS of $0.26 for the second quarter of 2017 (based on an average of 36.0 million diluted shares).

Six months ended June 30, 2018 highlights

●	Revenue for the period increased to $247.6 million, representing 31.5% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $98.2 million (39.6% Non-IFRS Adjusted Gross Profit Margin), an increase of $25.6 million compared to $72.5 million (38.5% Non-IFRS Adjusted Gross Profit Margin) in the first six months of 2017.
●	Non-IFRS Adjusted Net Income was $28.4 million (11.5% Non-IFRS Adjusted Net Income Margin), an increase of $10.0 million, compared to a profit of $18.4 million (9.8% Non-IFRS Adjusted Net Income Margin) in the first six months of 2017.
●	Non-IFRS Adjusted Diluted EPS was $0.78 per share (based on an average of 36.5 million diluted shares during the first six months of the 2018), an increase of $0.27 compared to Non-IFRS Adjusted Diluted EPS of $0.51 for the first six months of 2017 (based on an average of 36.0 million diluted shares during the first six months of 2017).

“We are very pleased with our second quarter performance. Our revenues for the quarter amounted to $127.9 million, representing an outstanding 28.4% year-over-year growth. We continue to experience strong momentum in the business, with our top 10 and our non-top 10 accounts, increasing by 30.5% and 26.8%, respectively, compared to the second quarter of 2017,” explained Martín Migoya, Globant’s CEO and co-founder.

“We are experiencing two disruptive technology revolutions happening at the same time: the digital and cognitive revolutions. Organizations need to move quickly to adapt their businesses as users demand new types of engagement and Globant is in a great position to capture these opportunities,” explained Martin Migoya. “Creating solutions for the digital and cognitive transformation is a totally different game than traditional IT projects. We believe that it begins with cultural behavioral and organizational change and then delivering the right blend of engineering, design and innovation in the same way successful software companies in the Silicon Valley do,” added Martín Migoya."

“During this quarter we delivered solid revenue growth, strong gross and operating income margins, and a healthy net income. These positive numbers, coupled with increased diversification in terms of customers and delivery centers, are extremely important to enable us to achieve our financial and operational targets,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the second quarter with 7,279 Globers, 6,775 of whom were technology, design and innovation professionals. The geographic revenue breakdown for the second quarter was as follows: 78.4% from North America (top country: US), 13.1% from Latin America and others (top country: Argentina) and 8.5% from Europe (top country: Spain). 86.4% of Globant’s revenue for the second quarter was denominated in US dollars, and the remaining 13.6% was denominated in other currencies, including Euros, GB pounds and other Latin American currencies.

During the last twelve months ended June 30, 2018, Globant served 355 customers, 92 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 11.1%, 32.5% and 44.6% of second quarter revenues, respectively.

Cash and bank balances and Investments as of June 30, 2018 amounted to $57.3 million, while current assets amounted to $175.1 million, accounting for 45.6% of total assets for the same period. Finally, as of June 30, 2018, 35.8 million common shares were issued and outstanding.

2018 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2018:

●	Third quarter 2018 Revenues are estimated to be between $131.5-$133.5 million, implying 20.8% year-over-year growth at the midpoint of the range.
●	Third quarter 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.41-$0.45 (assuming an average of 37.0 million diluted shares outstanding during the third quarter).
●	Fiscal year 2018 Revenues are estimated to be in the range of $514-$518 million, implying 24.8% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.65-$1.69 (assuming an average of 36.9 million diluted shares outstanding during 2018).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the Q2 2018 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE: GLOB)

We are a digitally native technology services company where innovation, design and engineering meet scale. We use some of the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 7,200 professionals in 13 countries working for companies like Google, LinkedIn, BBVA, EA and Coca Cola, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford.

For more information, visit www.globant.com

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, impairment of tax credits, expenses related to secondary share offering and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of June 30, 2018 and December 31, 2017 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and six months ended June 30, 2018 and 2017, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of tax credits and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenues	247,604	188,331	127,892	99,589
Cost of revenues	(153,404)	(120,737)	(78,861)	(65,243)
Gross profit	94,200	67,594	49,031	34,346

Selling, general and administrative expenses	(63,880)	(53,386)	(32,681)	(29,131)
Net impairment (losses) gain on financial assets	(434)	(1,223)	(423)	(1,583)
Profit from operations	29,886	12,985	15,927	3,632

Finance income	16,018	4,122	13,665	2,037
Finance expense	(18,961)	(5,436)	(15,717)	(3,301)
Finance expense, net	(2,943)	(1,314)	(2,052)	(1,264)

Other income, net	4,521	2,408	4,507	680
Profit before income tax	31,464	14,079	18,382	3,048

Income tax	(6,898)	(3,125)	(3,957)	(950)
Net income for the period	24,566	10,954	14,425	2,098

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(1,123)	(78)	(1,294)	(238)
- Net change in fair value on financial assets measured at FVOCI	(9)	5	(3)	(2)
Total comprehensive income for the period	23,434	10,881	13,128	1,858

Net income attributable to:
Owners of the Company	24,583	10,987	14,413	2,120
Non-controlling interest	(17)	(33)	12	(22)
Net income for the period	24,566	10,954	14,425	2,098

Total comprehensive income for the period attributable to:
Owners of the Company	23,451	10,914	13,116	1,880
Non-controlling interest	(17)	(33)	12	(22)
Total comprehensive income for the period	23,434	10,881	13,128	1,858

Earnings per share
Basic	0.69	0.32	0.40	0.06
Diluted	0.67	0.30	0.39	0.06

Weighted average of outstanding shares (in thousands)
Basic	35,584	34,738	35,735	34,794
Diluted	36,510	35,979	36,661	36,034

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and bank balances	49,228	52,525
Investments	8,033	8,147
Trade receivables	96,829	80,078
Other receivables	20,088	14,357
Other financial assets	885	873
Total current assets	175,063	155,980

Non-current assets
Other receivables	31,577	31,736
Deferred tax assets	14,641	13,186
Investment in associates	4,800	1,550
Other financial assets	455	555
Property and equipment	45,524	43,879
Intangible assets	12,918	11,365
Goodwill	98,609	98,926
Total non-current assets	208,524	201,197
TOTAL ASSETS	383,587	357,177

LIABILITIES
Current liabilities
Trade payables	14,306	11,640
Payroll and social security taxes payable	40,997	40,472
Borrowings	6,026	6,011
Other financial liabilities	7,536	10,664
Tax liabilities	5,424	5,253
Other liabilities	1,179	20
Total current liabilities	75,468	74,060

Non-current liabilities
Other financial liabilities	7,025	18,574
Provisions for contingencies	1,404	1,179
Total non-current liabilities	8,429	19,753
TOTAL LIABILITIES	83,897	93,813

Capital and reserves
Issued capital	42,920	42,271
Additional paid-in capital	98,971	86,728
Other reserves	(2,385)	(1,253)
Retained earnings	160,241	135,658
Total equity attributable to owners of the Company	299,747	263,404
Non-controlling interests	(57)	(40)
Total equity	299,690	263,364
TOTAL EQUITY AND LIABILITIES	383,587	357,177

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Reconciliation of adjusted gross profit
Gross Profit	94,200	67,594	49,031	34,346
Depreciation and amortization expense	2,003	2,199	1,010	1,097
Share-based compensation expense	1,953	2,730	1,292	2,452
Adjusted gross profit	98,156	72,523	51,333	37,895
Adjusted gross profit margin	39.6%	38.5%	40.1%	38.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(63,880)	(53,386)	(32,681)	(29,131)
Depreciation and amortization expense	7,479	5,481	3,967	2,885
Share-based compensation expense	4,203	4,028	1,995	3,429
Acquisition-related charges (a)	1,265	287	707	-
Adjusted selling, general and administrative expenses	(50,933)	(43,590)	(26,012)	(22,817)
Adjusted selling, general and administrative expenses as % of revenues	(20.6)%	(23.1)%	(20.3)%	(22.9)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	29,886	12,985	15,927	3,632
Share-based compensation expense	6,156	6,758	3,287	5,881
Impairment of tax credits	48	1,586	48	1,586
Acquisition-related charges (a)	1,649	1,135	899	470
Adjusted Profit from Operations	37,739	22,464	20,161	11,569
Adjusted Profit from Operations margin	15.2%	11.9%	15.8%	11.6%

Reconciliation of Net income for the period
Net income for the period	24,566	10,954	14,425	2,098
Share-based compensation expense	6,156	6,758	3,287	5,881
Impairment of tax credits	48	1,586	48	1,586
Acquisition-related charges (a)	(2,585)	(919)	(3,467)	(82)
Expenses related to secondary share offering (b)	234	-	234	-
Adjusted Net income	28,419	18,379	14,527	9,483
Adjusted Net income margin	11.5%	9.8%	11.4%	9.5%

Calculation of Adjusted Diluted EPS
Adjusted Net income	28,419	18,379	14,527	9,483
Diluted shares	36,510	35,979	36,661	36,034
Adjusted Diluted EPS	0.78	0.51	0.40	0.26

Notes:

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018

Total Employees	6,223	6,397	6,753	6,940	7,279
IT Professionals	5,772	5,925	6,279	6,462	6,775

North America Revenue %	78.5	79.1	78.6	78.6	78.4
Latin America and Others Revenue %	9.2	13.3	14.6	13.8	13.1
Europe Revenue %	12.3	7.6	6.8	7.6	8.5

USD Revenue %	87.6	85.4	82.5	85.5	86.4
Other Currencies Revenue %	12.4	14.6	17.5	14.5	13.6

Top Customer %	10.1	10.3	10.4	11.1	11.1
Top 5 Customers %	31.6	26.8	28.5	31.3	32.5
Top 10 Customers %	43.9	40.7	43.2	44.5	44.6

Customers Served (Last Twelve Months)	331	346	356	348	355
Customers with >$1M in Revenue (Last Twelve Months)	76	78	82	89	92

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant